Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13D (including additional amendments thereto) with respect to the Common Stock of General Steel Holdings, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

Dated: September 15, 2026

Alternative Liquidity Index LP

Signature: /s/Jacob Mohs
Name/Title: Jacob Mohs, Managing Member

Alternative Liquidity GP LLC

Signature: /s/Jacob Mohs
Name/Title: Jacob Mohs, Managing Member

Alternative Liquidity Capital Management LLC

Signature: /s/ Jacob Mohs
Name/Title: Jacob Mohs, Managing Member

Jacob Mohs

Signature: /s/ Jacob Mohs
Name/Title: Jacob Mohs, Self